UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 001-34934

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press Release Dated March 26, 2012: Costamare Inc. Announces Availability of Its Annual Report on Form 20-F for the Year Ended December 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 26, 2012

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

COSTAMARE INC. ANNOUNCES AVAILABILITY OF ITS ANNUAL REPORT ON

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2011

ATHENS, GREECE - March 26, 2012 – Costamare Inc. (the “Company”) (NYSE: CMRE) announced today that its Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “Annual Report”) has been filed with the U.S. Securities and Exchange Commission and can be accessed on the Company's website, www.costamare.com, in the Investors section under “Annual Reports.”

Shareholders may also request a hard copy of the Annual Report, which includes the Company’s complete 2011 audited financial statements, free of charge by contacting the Company’s Investor Relations Advisor at:

Capital Link Inc.

230 Park Avenue, Suite 1536

New York, NY 10169 USA

Tel: (+)1 212 661 7566

Email: costamare@capitallink.com

About Costamare Inc.

The Company is one of the world's leading owners and providers of containerships for charter. The Company has 37 years of history in the international shipping industry and a fleet of 56 containerships, with a total capacity of approximately 324,000 TEU, including 10 newbuild containerships on order aggregating approximately 89,000 TEU. The Company's common shares trade on the New York Stock Exchange under the symbol "CMRE."

Forward-Looking Statements

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors.”

Contacts

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

www.costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536

New York, NY 10169
Tel: (+1) 212-661-7566
E-mail: costamare@capitallink.com